Exhibit 10.12

CONFIDENTIAL Sancilio and Company, Inc. 3874 Fiscal Ct., Ste. 200 Riviera Beach, FL 33404 Phone: 561.847.2302 Fax: 561.847.2312 www.sancilio.com

September 23, 2015

Mr. Albert Cavagnaro

1102 Essex Drive

Wilmington, NC 28403

Dear Mr. Cavagnaro:

On behalf of Sancilio & Company, Inc. (the “Company”) I am pleased to offer you the position of Chief Legal Officer (“CLO”). In this role, you will report directly to the Company’s Chief Executive Officer (“CEO”). In your capacity as CLO, you will be responsible for all duties incident to such position as well as any other duties as may from time to time be assigned by the Company’s Board of Directors (the “Board”) or the CEO and you shall devote your full working time and best efforts to the business and affairs of the Company. Initially, you will be based out of Wilmington, North Carolina and travel as required by the CEO. Although based in Wilmington, North Carolina, you understand that you will be required to travel extensively on behalf of the Company, including spending a substantial amount of time at the Company’s headquarters, currently located in Riviera Beach, Florida. The terms of your employment shall be as set forth in this letter agreement (this “Agreement”), which Agreement shall supersede any prior understandings or agreements, whether oral or written, between you and the Company, including, without limitation, that certain letter agreement, dated August 21, 2015, by and between you and the Company (the “Prior Agreement”). This Agreement is subject to the findings of a background investigation performed by the Company. Notwithstanding the foregoing and for the avoidance of doubt, the Confidentiality, Non-Competition and Work Product Agreement, dated August 21, 2015, by and between you and the Company (which agreement is attached as Appendix A to the Prior Agreement), remains in full force and effect.

1. Effective Date; Compensation.

(a) Base Salary. Your first day of employment will be September 16, 2015, or such earlier date as mutually agreed to (your “Start Date”). You will initially be paid an annual base salary (the “Base Salary”) of Two Hundred Twenty Five Thousand Dollars ($225,000.00), which will be paid bi-weekly in accordance with the Company’s normal payroll practices, subject to applicable withholding and other taxes. Your annual Base Salary will be reviewed for potential increase (but not decrease) on an annual basis by the Company’s Compensation Committee (the “Compensation Committee”).

(b) Equity. As of your Start Date, you will be granted an option to purchase 125,000 shares of the Company’s common stock (the “Stock Options”). The Stock Options, when issued, will have a per share exercise price equal to the fair market value of the Company’s common stock, as determined by the Compensation Committee, as of the grant date (which grant date shall be within thirty (30) days following the Start Date). The Stock Options will be subject to the terms and conditions of the Company’s 2015 Equity Incentive Plan and related Stock Option Agreement, and will vest over a three (3) year period from your Start Date according to the following schedule: 33.33% of the Stock Option will vest on each of the first three anniversaries of your Start Date, such that the Stock Options shall be fully vested on the third anniversary of your Start Date. Upon the occurrence of a Change of Control (as defined below) vesting shall accelerate and all of the Stock Options shall be deemed to be vested and exercisable immediately prior to such Change of Control. Except as set forth above, your eligibility for and the terms of all future equity grants, if any, will be determined solely at the discretion of the Compensation Committee.

For purposes of this Agreement, the term “Change of Control” shall mean: (i) the merger or consolidation of the Company (or its parent) with another entity in which all or substantially all of the owners of the stock of the Company (or its parent) prior thereto do not own over fifty (50%) of the voting interests in the surviving entity; (ii) the sale, transfer, exchange or license of all or substantially all of the Company’s (or its parent’s) assets or business (other than in a transaction where all or substantially all of the owners of the stock of the Company (or its parent) prior thereto that own more than fifty percent (50%) of the then voting interests in the Company (or its parent) beneficially own, directly or indirectly, more than fifty percent (50%) of the then voting interests of the entity acquiring or purchasing such assets); (iii) the acquisition by any person or entity of beneficial ownership of more than fifty percent (50%) of either (A) the value of the then outstanding shares of common stock of the Company (or its parent) (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then outstanding voting securities of the Company (or its parent) entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing beneficial ownership hereinafter being referred to as a “Controlling Interest”); or (iv) during any period of two (2) consecutive years (not including any period prior to your Start Date) individuals who constitute the Board on your Start Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board (provided that any individual becoming a director subsequent to your Start Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board); provided, however, that for purposes of this definition, the following acquisitions shall not constitute or result in a Change of Control: (w) any acquisition by the Company (or its parent); (x) any acquisition by any person that as of your Start Date owns beneficial ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company (or its parent) or any subsidiary of the Company; or (z) any acquisition by any corporation pursuant to a transaction where (A) all or substantially all of the persons who were the beneficial owners, respectively, of the outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such transaction beneficially own, directly or indirectly, more than fifty percent (50%) of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such business combination (including, without limitation, a corporation which as a result of such transaction owns the Company (or its parent) or all or substantially all of the Company’s (or its parent’s) assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such transaction of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the Board (or the parent’s board of directors) resulting from such transaction were members of the Board (or the parent’s board of directors) at the time of the execution of the initial agreement, or of the action of the Board (or the parent’s board of directors), providing for such transaction.

(c) Annual Bonus. Beginning with the 2015 calendar year, you will be eligible to receive an annual performance bonus (the “Annual Bonus”), payable in cash. The target amount of the Annual Bonus shall be 30% of your Base Salary. It shall be earned after completion of certain goals and objectives as approved by the Compensation Committee from time to time. The Compensation Committee, in its reasonable discretion, shall determine if each of the objectives have been met. For the 2015 calendar year, the Annual Bonus shall be earned after completion of the goals and objectives specified in the Company’s 2015 Management Incentive Plan and shall be pro-rated to reflect the portion of the 2015 calendar year during which you worked. The Annual Bonus shall be paid in the first quarter of the calendar year following the annual performance period. Your base salary and bonuses, if any, will be subject to taxes and other withholdings as required by law.

(d) Moving and Other Expenses.

(i)	The Company shall reimburse you for the reasonable costs of transporting your family and your household and personal belongings to South Florida (“Moving Expenses”) in the event you relocate to the Company’s headquarters. All reimbursement for moving expenses shall be subject to your submission of appropriate receipts and documentation.

(ii)	If within twelve (12) months of your relocation date your employment with the Company is terminated by you without Good Reason (as defined below) or terminated by the Company for Cause (as defined below), you will be responsible for reimbursing the Company for the full amount of the Moving Expenses. If your employment ends for any other reason, you shall not be responsible for reimbursing any amount of the Moving Expenses. For purposes of this Agreement, the term “Good Reason” shall mean (A) a material breach by the Company of this Agreement or the Confidentiality, Non-Competition and Work Product Agreement between you and the Company (the “Confidentiality Agreement”), of any other agreement between you and the Company, or of your rights under any employee benefit, retirement or equity plan; (B) a material diminution in your title, authority, responsibilities, or lines of reporting; or (C) a relocation of your principal place of employment to a location that increases your daily commute by fifty (50) miles or more; provided, however, that none of the preceding grounds shall constitute Good Reason unless (x) your termination of employment for Good Reason occurs within 150 days following the initial existence of one of the conditions specified in clauses (A) through (C) above, (y) you provide the Company with written notice of the existence of such condition within ninety (90) days after the initial existence of the condition, and (z) the Company fails to remedy the condition within twenty (20) days after its receipt of such notice. For the purposes of this Agreement, the term “Cause” shall mean (A) your willful failure to perform your reasonable and lawful duties and responsibilities under this Agreement and the Confidentiality Agreement; (B) your deliberate violation of a Company policy; (C) your commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (D) unauthorized use or disclosure by you of any proprietary information or trade secrets of your relationship with the Company; (E) your willful breach of any of your obligations under any written agreement or covenant with the Company; or (F) if your background investigation conducted by the Company identifies potential hiring risks (such as safety, security or ethical concerns); provided, however, if and to the extent any of the grounds for termination set forth in clauses (A) - (E) above is capable of being cured, the ground for termination shall not constitute Cause unless the Company has provided you with written notice of such ground for termination and you have failed to cure it within twenty (20) days after your receipt of such written notice.

(e) Fringe Benefits; Vacation. You will be eligible to participate in the employee benefits and insurance programs generally made available to its full-time employees, including health insurance for you and your family, any retirement or pension plans (e.g., 401(k) plans) and any equity incentive plans, when and if such plans are adopted. You will accrue fifteen (15) days of paid vacation time annually. Up to five (5) days of accrued unused vacation days may be carried over from year to year.

(f) Reimbursement of Business Expenses.

(i)	Upon presentation of documentation reasonably satisfactory to the Company, the Company will reimburse you for all ordinary and reasonable out-of-pocket business expenses that are reasonably incurred by you in furtherance of the Company’s business in accordance with the Company’s policies with respect thereto as in effect from time to time.

(ii)	Any reimbursement made in one calendar year shall not affect the amount that may be reimbursed in any other calendar year and a reimbursement (or right thereto) may not be exchanged or liquidated for another benefit or payment. Any expense reimbursements subject to Section 409A of the Internal Revenue Code and the rules and regulations thereunder (“Section 409A”) shall be made no later than the end of the calendar year following the calendar year in which you incurred such expense.

(iii)	Notwithstanding anything to the contrary set forth herein, the Company will reimburse you for expenses incurred relating to (A) reasonable bar dues associated with maintaining your law license(s), including your Authorized House Counsel registration with the Florida State Bar and (B) continuing legal education credits up to Five Thousand Dollars ($5,000.00) per calendar year. During your employment with the Company you agree to (1) maintain your law license with the North Carolina State Bar and (2) apply for and maintain an Authorized House Counsel registration with the Florida State Bar.

(g) Severance and Other Payments. In the event your employment is terminated by the Company for any reason other than Cause, or terminated by you for Good Reason, you will be eligible to receive Base Salary, benefits and unused vacation through the date of termination, together with the following: (i) severance payments equal to twelve (12) months (the “Severance Period”) of your then-current Base Salary, which will be paid bi-weekly in accordance with the Company’s normal payroll practices; (ii) continuation of health insurance benefits for you and your family for the Severance Period, with the Company continuing to pay the regular employer share of premiums (provided, however, that as a condition of continuation of such benefits, the Company may require you to elect to continue your health insurance pursuant to COBRA); and (iii) any earned but unpaid Annual Bonus from any previously completed calendar year, payable as and when such Annual Bonus was due to be paid. In the event a termination of employment described in this Section 1(g) occurs within twelve (12) months following a Change of Control, you shall be entitled to the same payments and benefits set forth in the preceding sentence except that the Severance Period shall be eighteen (18) months.

(h) Signing Bonus. Within thirty (30) days after the Start Date, you shall be paid a signing bonus (the “Signing Bonus”) equal to Thirty Thousand Dollars ($30,000). If within twelve (12) months of your Start Date your employment with the Company is terminated by you without Good Reason or terminated by the Company for Cause, you will be responsible for reimbursing the Company for the full amount of the Signing Bonus. If your employment terminates for any other reason, you shall not be responsible for reimbursing any portion of the Signing Bonus.

(i) Clawback of Certain Compensation. Notwithstanding any other provision in this Agreement to the contrary, you hereby agree that any “incentive-based compensation” (within the meaning of Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) granted to you by the Company, or any compensation payable or paid to you by the Company, during the term of your employment will be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of applicable law or any applicable rules and regulations of the U.S. Securities and Exchange Commission or any stock exchange on which the common stock (or any other securities) of the Company is listed, as may be implemented by the Board or Compensation Committee from time to time.

2. Term of Employment. The Company is excited about your joining and looks forward to a beneficial and productive relationship. Nevertheless, you should be aware that your employment with the Company will be “at will,” meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without Cause or Good Reason (subject to the severance requirements set forth in Section 1(g)). This is the full and complete agreement between you and the Company on this term. Although, subject to the requirements of this Agreement, your job duties, title, compensation and benefits, as well as the Company’s human resources policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company.

3. IRS Code Sections 409A and 280G.

(a) If any of the benefits set forth in this Agreement are “deferred compensation” within the meaning of Section 409A, any termination of employment triggering payment of such benefits must constitute a “separation from service” under Section 409A before a distribution of such benefits can commence. If any amount to be paid to you pursuant to this Agreement as a result of your termination of employment is “deferred compensation” within the meaning of Section 409A, and if you are a “Specified Employee” (as defined under Section 409A) as of the date of your termination of employment hereunder, then, to the extent necessary to avoid the imposition of accelerated or increased income taxes, excise taxes or other penalties under Section 409A, the payment of benefits, if any, scheduled to be paid by the Company to you hereunder during the first six (6) month period following the date of a termination of employment hereunder shall not be paid until the date which is the first business day after six (6) months have elapsed since the termination of your employment. Any deferred compensation payments delayed in accordance with the terms of this Section 3 shall be paid in a lump sum when paid and shall be adjusted for earnings in accordance with the applicable short term rate under Section 1274(d) of the Internal Revenue Code (the “Code”).

(b) Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall be interpreted and at all times administered in a manner that avoids the inclusion of compensation in income under Section 409A, or the payment of increased taxes, excise taxes or other penalties under Section 409A. For purposes of clarification, this Section 3 shall not cause any forfeiture of benefits by you, but shall only act as a delay until such time as a “separation from service” under Section 409A occurs.

(c) The parties intend this Agreement to be in compliance with Section 409A. You acknowledge and agree that Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement, including but not limited to consequences related to Section 409A.

(d) If any payment or benefit you would receive under this Agreement, when combined with any other payment or benefit you receive pursuant to a Change of Control (for purposes of this section, a “Payment”) would: (i) constitute a “parachute payment” within the meaning of Section 280G the Code; and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be either: (A) the full amount of such Payment; or (B) such lesser amount (with cash payments being reduced before stock option compensation) as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employments taxes, income taxes, and the Excise Tax, results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.

4. General.

(a) Initially, and subject to travel as provided for under this Agreement, your place of work will be at your home in Wilmington, North Carolina. On or prior to the two (2) year anniversary of the Start Date (as defined below), we will discuss your relocation to the Company’s headquarters. If the Company decides that you need to relocate to the Company’s headquarters, and you have not relocated on or before the two (2) year anniversary of the Start Date, notwithstanding anything else to the contrary set forth in this Agreement, the Company may terminate this Agreement and your employment with the Company and you will not be eligible to receive any additional payments from the Company following such termination, including under Section 1(g) of this Agreement (other than payments relating to Sections 1(f) and 1(g)(iii) which were outstanding at the time of termination). This Section 4(a) shall be null and void and of no further force and effect following a Change of Control.

(b) You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this offer letter.

(c) While you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Company, except that you may engage in charitable, educational, religious and similar activities as long as such activities do not interfere or conflict with the performance of your duties to the Company.

(d) If you accept our offer, you must provide proof of authorization to work in the United States within three business days from your date of hire. Please bring these documents with you on your Start Date. This requirement is in accordance with the Immigration Reform and Control Act of 1986, and applies to U.S. citizens and non-U.S. citizens, alike.

(e) The parties intend this Agreement to be in compliance with Code Section 409A. You acknowledge and agree that Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement, including but not limited to consequences related to Code Section 409A. You and the Company agree that you both will negotiate in good faith and jointly execute an amendment to modify this Agreement to the extent necessary to comply with the requirements of Code Section 409A, or any successor statute, regulation and guidance thereto; provided that no such amendment shall increase the total financial obligation of Company under this Agreement.

(f) Your employment with the Company is conditioned upon your execution of the Company’s standard confidentiality, non-competition and work product agreement on or before your Start Date, which agreement is attached as Appendix A to the Prior Agreement. For the avoidance of doubt, no provision set forth in Appendix A of the Prior Agreement shall be construed to create an express or implied employment contract for any specific period of time, and the Company or you may terminate your employment at any time, with or without Cause or Good Reason.

(g) Subject to limitations imposed by law, the Company shall indemnify and hold you harmless to the fullest extent permitted by law from and against any and all claims, damages, expenses (including attorneys’ fees), judgments, penalties, fines, settlements, and all other liabilities incurred or paid by you in connection with the investigation, defense, prosecution, settlement or appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and to which you were or are a party or are threatened to be made a party by reason of the fact that you are or were an officer, employee or agent of the Company, or by reason of anything done or not done by you in any such capacity or capacities, provided that you acted in good faith, in a manner that was not grossly negligent or constituted willful misconduct and in a manner you reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe your conduct was unlawful. The rights under this Section 4(g) are in addition to any rights of indemnity you may have under the Company’s by-laws or other organizational documents, under the Company’s liability insurance policies, or under applicable law.

(h) This Agreement may be assigned by the Company to a successor by way of sale (assets or otherwise), merger or consolidation provided such successor expressly assumes all obligations to you. Such an assignment will not operate as a release of the Company’s obligations to you unless you consent in writing at that time. You may not assign your obligations under this Agreement, but your rights will inure to the benefit of your heirs, executors, administrators, successors and assigns.

(i) Notices. All notices, requests, consents and other communications hereunder will be in writing, will be addressed to the receiving party’s address set forth above or to such other address as a party may designate by notice hereunder, and will be either (i) delivered by hand, (ii) sent by overnight courier, or (iii) sent by registered mail, return receipt requested, postage prepaid. All notices, requests, consents and other communications hereunder will be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (iii) if sent by registered mail, on the fifth business day following the day such mailing is made.

(j) Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent will be deemed to be or will constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver or consent.

(k) Governing Law. This Agreement and the rights and obligations of the parties hereunder will be construed in accordance with and governed by the law of the State of Florida, without giving effect to the conflict of law principles thereof.

(l) Jurisdiction, Venue and Service of Process. Any legal action or proceeding with respect to this Agreement will be brought in the courts of the State of Florida or of the United States of America for the Southern District of Florida. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the exclusive personal jurisdiction of the federal and state courts in the Southern District of Florida. Notwithstanding the foregoing, venue for any action shall be governed by the applicable rules or provisions relating to venue.

(m) Waiver of Jury Trial. ANY ACTION, DEMAND, CLAIM OR COUNTERCLAIM ARISING UNDER THIS AGREEMENT WILL BE RESOLVED BY A JUDGE ALONE AND EACH OF THE COMPANY AND YOU WAIVE ANY RIGHT TO A JURY TRIAL THEREOF; PROVIDED, HOWEVER, THIS WAIVER SHALL NOT APPLY TO ANY OTHER ACTIONS, DEMANDS OR COUNTERCLAIMS BY THE PARTIES, INCLUDING ANY ACTIONS, DEMANDS OR COUNTERCLAIMS ARISING UNDER OTHER AGREEMENTS BETWEEN THE PARTIES.

(n) Severability. The parties intend this Agreement to be enforced as written. However, if any portion or provision of this Agreement is to any extent declared illegal or unenforceable by a duly authorized court having jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law

(o) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and will in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(p) No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, will operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, will preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto will not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement will entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(q) Counterparts. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(r) Opportunity to Review. You hereby acknowledge that you have had adequate opportunity to review these terms and conditions and to reflect upon and consider the terms and conditions of this

Agreement, and that you have had the opportunity to consult with counsel of your own choosing regarding such terms. You further acknowledge that you fully understand the terms of this Agreement and have voluntarily executed this Agreement.

We look forward to you joining our organization. In order to confirm your intention to commence employment with Sancilio & Company, Inc. on the terms set forth in this letter, please countersign one copy of this letter and return it to me. If you have any questions, please do not hesitate to speak with me.

[Remainder of Page Intentionally Left Blank]

Except as otherwise specified herein, this Agreement and the agreements referred to in this Agreement contain all of the terms of your employment with the Company and supersede any prior understandings or agreements, whether oral or written, between you and the Company, including, without limitation, the Prior Agreement. Any amendment of this Agreement must be in writing and must be signed by both parties. The terms of this letter and the resolution of any disputes will be governed by the laws of the State of Florida.

Sincerely,

Sancilio & Company, Inc.

By:	/s/ Frederick D. Sancilio
Name:	Frederick D. Sancilio, Ph.D.
Title:	Chief Executive Officer

I accept the foregoing offer of employment:

/s/ Albert N. Cavagnaro	September 23, 2015
Albert N. Cavagnaro	Date